UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             REQUEST FOR WITHDRAWAL



Date of Request:    November 5, 2004

                               12 to 20 Plus, Inc.
                             ----------------------

         Nevada                                           86-0955239
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(State or other jurisdiction of                    (IRS Employer I.D. Number)
incorporation or organization)


3450 Broad Street, Suite 103,            San Luis Obispo,      CA         93401
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(Address of principal executive offices)     (City)          (State)       (Zip)

                                 (805) 543-9185
                          ----------------------------
                        (Registrant's Telephone Number)

Securities Act registration statement file number to which this form relates:
333-117499

ITEM 1.  Withdrawal of Registration Statement.

On July 20, 2004, 12 to 20 Plus, Inc., a Nevada corporation, filed a Registration Statement on Form SB-2, File No. 333-117499, as amended on September 22, 2004 and October 12, 2004, with the Securities and Exchange Commission. The Board of Directors of 12 to 20 Plus, Inc. has determined that it is in the best interest of the company and its shareholders to request a withdrawal of the Registration Statement on Form SB-2, File No. 333-117499. None of the units being offered pursuant to the registration statement have been offered or sold.

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Request for Withdrawal to be signed on its behalf by the undersigned in the City of San Luis Obispo, Sate of California, U.S.A. on the 5th day of October, 2004.

                                           12 TO 20 PLUS, INC.

                                           By:/s/ Carol Slavin
                                           -----------------------------------
                                           Carol Slavin, President